Exhibit 99.1

Telesat Reports Results for the Quarter

Ended March 31, 2016

OTTAWA, CANADA, April 28, 2016 - Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three month period ended March 31, 2016. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended March 31, 2016, Telesat reported consolidated revenues of $235 million, an increase of approximately 3% ($6 million) compared to the same period in 2015. During the quarter, the U.S. dollar was approximately 12% stronger than it was during the first quarter of 2015 and, as a result, there was a favorable impact on the conversion of U.S. dollar denominated revenues. When adjusted for foreign exchange rate changes, revenue decreased by 1% ($3 million) compared to the same period in 2015. The decrease was primarily due to lower revenues from the energy and resource sector.

Operating expenses of $47 million for the quarter were 4% ($2 million) higher than the same period in 2015, but largely unchanged when taking into account changes in foreign exchange rates. Adjusted EBITDA1 for the quarter was $191 million, an increase of 3% ($5 million) compared to the same period in 2015 and a decrease of 2% ($3 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 of 81% for the first quarter of 2016 was unchanged from the same period in 2015.

Telesat’s net income for the quarter was $237 million compared to a net loss of $154 million for the quarter ended March 31, 2015. The $391 million difference was principally the result of a mainly non-cash gain on foreign exchange arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars partially offset by unfavorable changes in the fair value of financial instruments and by higher interest expense in the first quarter of 2016.

“Compared to the first quarter of 2015, our revenue and Adjusted EBITDA1 were down slightly, after adjusting for foreign exchange rate changes, as a result of continuing headwinds in certain markets we serve,” commented Dan Goldberg, Telesat’s President and CEO. “Notwithstanding this slight reduction, our Adjusted EBITDA margin1 was stable given our continued operating discipline and our contractual backlog remains robust.  Looking ahead, we are focused on the sale of our available in-orbit capacity, the construction of Telstar 19 VANTAGE and Telstar 18 VANTAGE, and the further development of certain other important growth initiatives.”

Business Highlights

•	At March 31, 2016:

o	Telesat had contracted backlog for future services of approximately $4.6 billion.

o	Fleet utilization was 93% for Telesat’s North American fleet and 65% for Telesat’s international fleet. The change in utilization for Telesat’s international fleet since December 31, 2015, reflects the availability of significant new incremental capacity on Telstar 12 VANTAGE.

•	In February 2016, Panasonic Avionics Corporation signed a multi-year contract for high throughput satellite (HTS) Ku-band capacity covering the Mediterranean, Europe and Middle East on Telstar 12 VANTAGE.

•	On April 27, 2016, Telesat announced the procurement of two prototype Ka-band satellites for operation in low earth orbit (“LEO”) that are expected to launch in 2017 as the first phase of an advanced, global LEO constellation that Telesat is developing.

Telesat’s report on Form 6-K for the quarter ended March 31, 2016, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, April 28, 2016, at 10:00 a.m. ET to discuss its financial results for the three month period ended March 31, 2016, and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “News & Events” and the heading “News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 225-0198. Callers outside of North America should dial +1 (416) 340-2216. The conference reference number is 4227925. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

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Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on April 28, 2016, until 11:59 p.m. ET on May 12, 2016. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 2632487 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “expected”, and “further development”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 15 satellites plus the Canadian payload on ViaSat-1 with two new satellites under construction. An additional two prototype satellites are under construction and will be deployed in low earth orbit. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.
Condensed Consolidated Statements of Income (Loss)
For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	2016	2015

Revenue	$234,933	$228,708
Operating expenses	(46,847)	(44,474)
	188,086	184,234
Depreciation	(56,285)	(52,438)
Amortization	(6,610)	(7,154)
Other operating losses, net	(2,504)	(18)
Operating income	122,687	124,624
Interest expense	(50,219)	(44,942)
Interest and other income	1,175	990
(Loss) gain on changes in fair value of financial instruments	(5,869)	44,335
Gain (loss) on foreign exchange	189,522	(260,541)
Income (loss) before tax	257,296	(135,534)
Tax expense	(19,930)	(18,655)
Net income (loss)	$237,366	$(154,189)

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Telesat Holdings Inc.
Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	March 31, 2016	December 31, 2015

Assets
Cash and cash equivalents	$709,086	$690,726
Trade and other receivables	52,409	50,781
Other current financial assets	3,168	1,186
Prepaid expenses and other current assets	14,316	17,100
Total current assets	778,979	759,793
Satellites, property and other equipment	1,888,969	1,925,265
Deferred tax assets	7,189	7,791
Other long-term financial assets	42,351	40,362
Other long-term assets	13,297	13,438
Intangible assets	834,478	811,397
Goodwill	2,446,603	2,446,603
Total assets	$6,011,866	$6,004,649

Liabilities
Trade and other payables	$31,032	$44,166
Other current financial liabilities	53,314	36,425
Other current liabilities	86,881	80,637
Current indebtedness	367,150	87,386
Total current liabilities	538,377	248,614
Long-term indebtedness	3,457,672	3,975,835
Deferred tax liabilities	462,248	467,971
Other long-term financial liabilities	95,451	94,190
Other long-term liabilities	344,416	299,911
Total liabilities	4,898,164	5,086,521

Shareholders' Equity
Share capital	658,735	656,874
Accumulated earnings	408,663	188,479
Reserves	46,304	72,775
Total shareholders' equity	1,113,702	918,128
Total liabilities and shareholders' equity	$6,011,866	$6,004,649

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Telesat Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	2016	2015(2)

Cash flows from operating activities
Net income (loss)	$237,366	$(154,189)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	56,285	52,438
Amortization	6,610	7,154
Tax expense	19,930	18,655
Interest expense	50,219	44,942
Interest income	(1,491)	(933)
(Gain) loss on foreign exchange	(189,522)	260,541
Loss (gain) on changes in fair value of financial instruments	5,869	(44,335)
Share-based compensation	1,745	1,920
Loss on disposal of assets	2,504	18
Other	(9,881)	(9,970)
Income taxes paid, net of income taxes received	(37,680)	(76,402)
Interest paid, net of capitalized interest and interest received	(22,018)	(23,549)
Repurchase of stock options	(24,658)	—
Operating assets and liabilities	69,279	1,953
Net cash from operating activities	164,557	78,243

Cash flows used in investing activities
Satellite programs, including capitalized interest	(61,692)	(23,568)
Purchase of other property and equipment	(2,466)	(2,221)
Purchase of intangible assets	(31,240)	—
Net cash used in investing activities	(95,398)	(25,789)

Cash flows used in financing activities
Repayment of indebtedness	(25,009)	(18,312)
Capital lease payments	(5)	—
Satellite performance incentive payments	(1,912)	(1,637)
Net cash used in financing activities	(26,926)	(19,949)

Effect of changes in exchange rates on cash and cash equivalents	(23,873)	21,947

Increase in cash and cash equivalents	18,360	54,452
Cash and cash equivalents, beginning of period	690,726	497,356
Cash and cash equivalents, end of period	$709,086	$551,808

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Telesat’s Adjusted EBITDA margin(1):

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2016	2015

Net income (loss)	$237,366	$(154,189)
Tax expense	19,930	18,655
Loss (gain) on changes in fair value of financial instruments	5,869	(44,335)
(Gain) loss on foreign exchange	(189,522)	260,541
Interest and other income	(1,175)	(990)
Interest expense	50,219	44,942
Depreciation	56,285	52,438
Amortization	6,610	7,154
Other operating losses, net	2,504	18
Non-recurring compensation expenses, including severance payments	1,160	98
Non-cash expense related to share-based compensation	1,745	1,920
Adjusted EBITDA	$190,991	$186,252

Revenue	$234,933	$228,708

Adjusted EBITDA Margin	81.3%	81.4%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 A change in accounting policies during the second quarter of 2015 has resulted in changes to the 2015 comparative figures. For more information on the impact, refer to Note 3 of Telesat’s unaudited condensed consolidated financial statements, filed with the SEC on a Form 6-K dated today.

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